June 12, 2009 By EDGAR Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:     Praveen Kartholy

Re:	Cynosure, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the quarterly period ended March 31, 2009

File No. 000-51623

Ladies and Gentlemen:

On behalf of Cynosure, Inc. (the “Company” or “Cynosure”), this letter is in response to the letter dated May 29, 2009 from Brian Cascio, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the Company’s Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Financial Statements

Note 2. Account Receivable and Concentration of Credit Risk, page F-8

1.	Please tell us and revise future filings to disclose the specific reasons for the significant write off of uncollectible accounts totaling approximately $2.7 million in fiscal 2008. Please clarify your discussion that these write-offs were the “result of the overall economic environment.” Please indicate whether these write-offs relate to a few significant customers. MD&A should also discuss the expected impact of any increased credit risk or deterioration in customer accounts on future operations.

U.S. Securities and Exchange Commission

June 12, 2009

Response: The Company wrote off the account balances of 22 customers who, the Company determined during the fourth quarter of 2008, no longer had the ability to meet their payment obligations to the Company. None of these customers were individually significant to the Company. The significant downturn in the overall economic marketplace impacted these customers directly in the form of a decline in their individual businesses, a reduction in their financial liquidity, and in some cases, bankruptcies. In addition a more restrictive credit market resulted in a lack of available credit and/or the loss of previously approved credit. As a result of these factors , the Company determined that these customers no longer had the ability to meet their payment obligations to the Company and the Company recorded a bad debt expense for the uncollectible amounts.

The Company proposes to include disclosure similar to the following (which is marked to reflect changes), as appropriate in future filings:

“During the quarter ended December 31, 2008, the Company wrote off uncollectible accounts totaling approximately $2.7 million as bad debt expense, related to certain ~~customers’ inability to meet their payment obligations, primarily during the fourth quarter, which the Company believes was a result of the overall economic environment.~~ customers that no longer had the ability to meet their payment obligations to the Company. These write-offs related to a number of customer accounts that were not individually significant to the Company. Cynosure believes that these customers were adversely affected by several factors resulting from a significant downturn in the overall economic environment, including declines in their business, reductions in financial liquidity, bankruptcy, lack of available credit and the loss of previously approved credit.”

In addition, the Company proposes to include disclosure similar to the following (which is marked to reflect changes) in MD&A, as appropriate, in future filings:

“Accounts Receivable and Concentration of Credit Risk

Our accounts receivable balance, net of allowance for doubtful accounts, was $25.2 million as of December 31, 2008, compared with $24.1 million as of December 31, 2007. The allowance for doubtful accounts as of December 31, 2008 was $2.9 million and as of December 31, 2007 was $1.5 million. We maintain an allowance for doubtful accounts based upon

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June 12, 2009

the aging of our receivable balances, known collectibility issues and our historical experience with losses. During the quarter ended December 31, 2008, we wrote off uncollectible accounts totaling approximately $2.7 million as bad debt expense, related to certain ~~customers’ inability to meet their payment obligations to us, primarily during the fourth quarter, which we believe was a result of the overall economic environment.~~ customers that no longer had the ability to meet their payment obligations to us. These write-offs related to a number of customer accounts that are not individually significant to the Company. We believe that these customers were adversely affected by several factors resulting from a significant downturn in the overall economic environment, including declines in their business, reductions in financial liquidity, bankruptcy, lack of available credit and the loss of previously approved credit. Prior to the fourth quarter of 2008, our credit losses were historically within our expectations and the allowances that we had established, however, we believe we may continue to experience credit losses, which could cause our provisions for doubtful accounts to increase. We work to mitigate bad debt exposure through our credit evaluation policies, reasonably short payment terms and geographical dispersion of sales. Our revenues include export sales to foreign companies located principally in Europe, the Asia/Pacific region and the Middle East. We obtain letters of credit for foreign sales that we consider to be at risk.”

In addition, the Company proposes to move the following MD&A disclosure from Liquidity and Capital Resources to “Accounts Receivable and Concentration of Credit Risk:”

“The recent disruptions in the financial and credit markets have also reduced access to cash by our customers and potential customers. If the capital spending of our customers or potential customers continues to decrease, demand for our products will likely be adversely affected and our revenue will likely decline. Challenging economic and credit conditions also may impair the ability of our customers to pay for our products and services for which they have contracted. Although we complete customer credit reviews prior to shipment of product and revenue recognition, we may be required to write off accounts receivable that become uncollectible.”

Note 4. Fair Value, page F-16

U.S. Securities and Exchange Commission

June 12, 2009

2.	We note that you recorded other than temporary losses of $4.3 million on your auction rate securities upon the transfer of these investments from available for sale to trading securities. Please tell us and disclose in future filings the specific events or circumstances that resulted in the other than temporary loss at the time that these investments were transferred to the trading classification. In addition, clarify how you determined the amount of this loss. Please indicate how you concluded that there was no impairment in the auction rate securities prior to the transfer of the securities to trading.

Response: The Company proposes to include disclosure similar to the following (which is marked to reflect changes), as appropriate, in future filings:

“Effective January 1, 2008, Cynosure adopted FASB Statement No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes the following fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable markets data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cynosure’s long-term investments and related financial instruments consist of tax exempt certificates with an auction reset feature (auction

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June 12, 2009

rate securities or ARS) whose underlying assets are generally student loans, which are substantially backed by the federal government. In February 2008, auctions began to fail for auction rate securities and each auction since then has failed, with one exception. To date the Company has collected all interest receivable on outstanding ARS when due and expects to continue to do so in the future. As of December 31, 2008, Cynosure held $21.1 million, at par value, of auction rate securities investments. The auction rate securities are managed by UBS Financial Services, Inc. (UBS). During the year ended December 31, 2008, certain investments in ARS were successfully called at full par value and Cynosure received cash proceeds of approximately $8.2 million. In January 2009, an additional $1.7 million in cash proceeds was received by Cynosure related to certain investments in ARSs that were successfully called at full par value.

While the auction failures will limit the Company’s ability to liquidate these investments, Cynosure believes that the ARS failures will not have an impact on its ability to fund ongoing operations and growth initiatives. Cynosure continues to monitor efforts by the financial markets to find alternative means for restoring the liquidity of these investments.

On November 3, 2008, Cynosure agreed to accept Auction Rate Security Rights (the Rights) from UBS offered through a prospectus filed on October 7, 2008. The Rights permit Cynosure to sell, or put, its ARS at par value to UBS at any time during the period from June 30, 2010 through July 2, 2012. Cynosure expects to exercise its ARS Rights and put its auction rate securities to UBS on June 30, 2010, the earliest date allowable under the Rights.

Prior to accepting the UBS offer, Cynosure classified its ARS as available-for-sale investments, as management’s intent was to hold the ARS until the earlier of anticipated recovery in market value or maturity, and recorded resulting unrealized losses, net of tax, in accumulated other comprehensive income in stockholders’ equity. By accepting the Rights, Cynosure can no longer assert that it has the intent to hold the ARS until anticipated recovery, as it expects to put the ARS to UBS on June 30, 2010. As a result, Cynosure recognized an other-than-temporary impairment charge of approximately $4.3 million, which is based on the $16.8 million fair value of the ARS using a discounted cash flow methodology as discussed below.

U.S. Securities and Exchange Commission

June 12, 2009

Cynosure recorded the $4.3 million charge in other income (expense) in the consolidated statement of operations for the year ended December 31, 2008, for the amount of unrealized loss not previously recognized in earnings. Additionally, in accordance with SFAS No. 115, Cynosure elected to transfer the ARS investments from the available-for-sale category to the trading category and account for the ARS at fair value with changes in fair value reported in earnings as they occur.

As discussed above, the enforceability of the Rights results in Cynosure having a put option. Since the terms of the Rights do not provide for net settlement, the Rights do not meet the definition of a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Right is recognized as a separate freestanding asset, and is accounted for separately from the ARS investment. FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (SFAS 159) permits an entity to elect the fair value option for recognized financial assets. Cynosure elected to measure the Rights under SFAS 159 upon the initial acceptance of the Rights on November 3, 2008, and to recognize future changes in the fair value of the Rights as they occur in operations in order to offset the fair value movements of the ARS, which would create accounting symmetry with changes in the fair value of the ARS. As of December 31, 2008, Cynosure recorded approximately $4.3 million as the fair value of the Rights, using a discounted cash flow methodology, and classified the Rights as long-term investments and related financial instruments on the consolidated balance sheet, with a corresponding credit to other income (expense) in the consolidated statement of operations for the year ended December 31, 2008.

As a result of the illiquidity in the market for ARS investments and given the current failures in the auction markets to provide quoted market prices of the securities, as well as the lack of any correlation of these instruments to other observable market data, Cynosure valued its investments in ARS and the Rights using a discounted cash flow methodology with the most significant inputs categorized as Level 3. Significant inputs that went into the model were the credit quality of the issuer, the percentage and types of guarantees (such as Federal Family Education Loan Program – FFELP), the probability of the auction succeeding or the security being

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called, the estimated period to liquidation, and an illiquidity discount factor. Based on these inputs, discounts on the ARS from par ranged from 17% to 44% with a weighted average discount across the portfolio of 21%. In order to further assess the fair value of the Rights, Cynosure adjusted the fair value of the Rights for any bearer risk associated with the financial ability of UBS to repurchase the ARS beginning June 30, 2010, based on Level 3 data available at December 31, 2008. These assumptions are volatile and subject to change as the underlying sources of these assumptions and market conditions change.

Cynosure anticipates that any future changes in the fair value of the ARS will be mostly offset by the changes in the fair value of the related Rights, both of which will be adjusted to their estimated fair value on an ongoing basis.

3.	We also note that you carry the Auction Rate Security Rights at fair value. Please clarify in future filings your accounting for these rights and how you considered the guidance in SFAS 159.

Response: The Company elected the fair value option for recognized financial assets under SFAS 159 and will specify this election, as appropriate, in future filings. Please see the response to Comment No. 2.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Revenues, page 14

4.	We note the significant reduction in your revenues for the three months ended March 31, 2009 compared to prior year. Please tell us and revise future filings to indicate the specific reasons for this significant decline and to better describe how your business and specific products are affected by the “adverse general business conditions.” Discuss if the decline is related to the loss of customers and how this is expected to impact future operations.

Response: The Company develops and markets aesthetic treatment systems (capital equipment) that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures in the aesthetic marketplace.

U.S. Securities and Exchange Commission

June 12, 2009

These procedures are discretionary and not reimbursed by third-party insurers. The Company’s aesthetic treatment systems have list prices that range between $100,000 and $150,000. The significant majority of the Company’s business each quarter is derived from new customers. A portion of its customers finance the purchase of these lasers through third party finance companies or banks. During the first quarter of 2009, credit became more difficult to obtain and the Company believes that its potential customers were not able to expand their practices or commit to purchasing equipment from the Company. Additionally, the Company believes that due to the uncertain and adverse business conditions, some of its customers and potential customers anticipated a decline in the number of patients seeking discretionary aesthetic laser treatments and therefore, decided not to purchase during the quarter. As a result of these factors the Company’s sales unit volume and average selling prices decreased as compared to the first quarter of 2008. The Company believes that the availability of credit remains limited and demand for discretionary aesthetic laser treatments remains uncertain, and as a result, revenues may continue to be adversely affected.

The Company proposes to include disclosure similar to the following (which is marked to reflect changes), as appropriate, in future filings:

“Revenues from the sale of products in North America decreased by approximately $17.1 million, or 72%, from the 2008 period, primarily due to a decrease in the number of product units sold, as well as a lower average selling price of our products which we attribute to the adverse general business conditions. ~~These conditions have contributed to an overall decline in capital spending as well as the recent disruptions in the financial and credit markets that have reduced access to cash by our customers and potential customers~~. We develop and market aesthetic treatment systems (capital equipment) that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures in the aesthetic marketplace. These procedures are discretionary and not reimbursed by third-party insurers. The significant majority of our business each quarter is derived from new customers. A portion of our customers finance the purchase of these lasers through third party finance companies or banks. During the first quarter of 2009, credit became more difficult to obtain and our potential customers were not able to expand their practices or commit to purchasing equipment from us. Additionally, we believe that due to the uncertain and adverse business conditions, some of our customers and potential customers anticipated a decline

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June 12, 2009

in the number of patients seeking discretionary aesthetic laser treatments and therefore, decided not to purchase during the quarter. As a result of these factors, our sales unit volume and average selling prices decreased as compared to the first quarter of 2008. We believe that the availability of credit remains limited and demand for discretionary aesthetic laser treatments remains uncertain and as a result, our revenues may continue to be adversely affected.”

*****

U.S. Securities and Exchange Commission

June 12, 2009

Lastly, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require addition information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Jason L. Kropp of this firm at (617) 526-6421.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:	Timothy W. Baker, Cynosure, Inc.
Michael G. Donovan, Ernst & Young LLP
Jason L. Kropp, WilmerHale